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CONSENT of QUALIFIED PERSON

I, Eugene Puritch, P.Eng., FEC, do hereby consent to the public filing of the technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the El Compas Project, Zacatecas State, Mexico” effective March 27, 2017 and dated May 11, 2017 (the "Technical Report") by Endeavour Silver Corp. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated March 27, 2017.

I certify that I have read the news release dated March 27, 2017 filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 11th day of May, 2017

Eugene Puritch, P.Eng., FEC
President